Exhibit 4.1

September 9, 2014

Re: Early Exercise Offer for Series C Warrant Holders

To Series C Warrant Holders:

We would like to extend an offer for an early exercise of the Series C Warrants (the “Warrants”) that were issued on June 28, 2013 and that currently are due to expire on September 30, 2014. If a full exercise of the Warrants has been processed prior to Wednesday, September 10, 2014, the exercise price will be modified from $0.42 to $0.40 and a replacement warrant will be issued with an exercise price of $0.45 and a five year term, provided, however, that the shares underlying such replacement warrant will not be registered upon issuance. All other terms and conditions of the Warrants will remain the same, and the exercise price will revert back to the original term if a full exercise of the Warrants has not been executed prior to Wednesday, September 10, 2014.

If there are any questions, please don’t hesitate to contact me at (xxx) xxx-xxx, or by email at “xxx@stevia-first.com”. Thank you.

Best regards,

/s/ Robert Brooke

Robert Brooke, CEO

Stevia First Corp.

Stevia First Corp.

5225 Carlson Rd.

Yuba City, CA 95993